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 FORM 3                                                 OMB APPROVAL
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                                                 OMB Number   3235-0104
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

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
1. Name and Address of Reporting Person  2. Date of Event Re-      4. Issuer Name and Ticker or Trading Symbol
                                            quiring Statement         Mehl/Biophile International Corporation - MEHL
   Clearwater Fund IV, LLC                  (Month/Day/Year)      ------------------------------------------------------------------
                                            2/28/97                5. Relationship of Reporting                  6. If Amendment,
------------------------------------------------------------------    Person to Issuer                              Date of Original
   (Last)     (First)    (Middle)        3. IRS or Social Security      (Check all applicable)                      (Month/Day/Year)
                                            Number of Reporting
   611 Druid Road East, Suite 200           Person                    ____ Director                X  10% Owner
-----------------------------------------         (Voluntary)                                     ---
              (Street)                                                ____ Officer (give          ___ Other (specify      N/A
                                                                                    title below)             below)
   Clearwater, Florida       34616                                    __________________________
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   (City)      (State)       (Zip)          Table I -- Non-Derivative Securities Beneficially Owned
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1. Title of Security                     2. Amount of Securities Bene-   3. Ownership Form: Direct  4. Nature of Indirect Beneficial
   (Instr. 4)                               ficially Owned (Instr. 4)       (D) or Indirect (I)        Ownership (Instr. 5)
                                                                            (Instr. 5)
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Common Stock, $.01 par value per share       2,000,000 shares                     (I)                               (1)
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Common Stock, $.01 par value per share       113,600 shares                       (D)                               N/A
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

Reminder: Report on a separate line for each class of securities beneficially
          owned directly or indirectly.                                   (Over)
                         (Print or Type Responses)               SEC 1473 (3/91)

(1) The shares are owned by Clearwater Fund IV Ltd. which is wholly owned by the Reporting Person.

       Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
1. Title of Derivative Security 2. Date Exercisable    3. Title and Amount of Securities 4. Conver-    5. Owner-    6. Nature of In-
   (Instr. 4)                      and Expiration Date    Underlying Derivative Security    sion or       ship         direct Bene-
                                   (Month/Day/Year)       (Instr. 4)                        Exercise      Form of      ficial
                                ---------------------------------------------------------   Price of      Deriv-       Ownership
                                Date Ex-   Expiration                    Amount or          Derivative    ative        (Instr. 5)
                                ercisable  Date            Title         Number of          Security      Security:
                                                                         Shares                           Direct
                                                                                                          (D) or
                                                                                                          Indirect
                                                                                                          (I)
                                                                                                        (Instr. 5)
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 5% Cumulative Convertible         (2)        (2)           (2)             (2)            (2)           (2)             (2)
 Preferred Stock, Series E
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 Warrant for the Purchase        8/5/97     8/5/02     Common Stock,      750,000         $2.50          (D)             N/A
 of Common Stock                                       par value $.01
                                                       per share
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

Explanation of Responses:

(2) The Reporting Person directly owns 8,000 shares of 5% Cumulative Convertible Preferred Stock, Series E ("Series E Preferred Stock") and indirectly owns 2,231 shares of Series E Preferred Stock owned by Clearwater Fund IV Ltd. by virtue of the Reporting Person's 100% ownership of Clearwater Fund IV Ltd. The Series E Preferred Stock is convertible into the Common Stock, par value $.01 per share, of the issuer ("Common Stock") at any time at 80% of the average market price of the Common Stock for the five trading days prior to conversion, subject to certain limitations. If the 8,000 shares of Series E Preferred Stock directly owned by the Reporting Person were converted as of August 23, 1997, said Series E Preferred Stock would be converted into 3,703,704 shares of Common Stock. If the 2,231 shares of Series E Preferred Stock indirectly owned by the Reporting Person were converted as of August 23, 1997, said Series E Preferred Stock would be converted into 1,032,870 shares of Common Stock.


                                               CLEARWATER FUND IV, LLC


                                               By  /s/ Hans Frederic Heye
                                                  ---------------------------
August 28, 1997                                   Name:  Hans Frederic Heye
-----------------                                 Title: Managing Member
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                                                          Page 2
                                                                 SEC 1473 (3/91)